Exhibit (d)(1)(P)

The Langer Biomechanics Group, Inc.
450 Cormmack Road
Deer Park, New York 11729


                               December ___, 2000


Mr. Thomas G. Archbold
15 Cabernet Court
Huntington, New York 11743

Dear Mr. Archbold:

      1.  Simultaneously  herewith  The Langer  Biomechanics  Group,  Inc.  (the
"Company") is entering into a Tender Offer Agreement (the "Agreement") with OrthoStrategies, Inc. and OrthoStrategies Acquisition Corp.

      2. For purposes of this letter the date on which the Offer, as defined in the Agreement, is consummated or, if earlier, the date on which the Agreement is terminated, is referred to as the "Commencement Date."

      3. You hereby confirm that you agree to remain in the employ of the Company, and, subject to the right of the Company to terminate your employment for cause, the Company hereby confirms that it agrees to employ you, through the Commencement Date. Please be advised that the Agreement provides that you will be paid, if the Closing (as defined in the Agreement) occurs, a bonus in the amount and under the circumstances described in the Agreement. If you remain in the employ of the Company until ninety days after the Commencement Date, or are terminated prior to such ninetieth day by the Company without cause (as reasonably determined by the Board of Directors of the Company), and such bonus is otherwise due as per the Agreement, it will be paid within one hundred twenty days of the Commencement Date. In addition, if you remain employed by the Company until the Commencement Date and, within six months after the Commencement Date, the Company terminates your employment without cause, upon receipt from you of a release of all claims, if any, you may then have against the Company, the Company, in consideration of your agreement to abide by the non-compete agreement set forth below and as severance, shall pay you an amount equal to three months of your annual base salary at the rate then in effect.

      4. As an inducement to the Company to enter into this Agreement and, if applicable, in consideration of the Company's obligation to pay the severance provided for herein, you covenant and agree that during the period in which you remain employed by the Company and


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for  the  six  months  immediately  thereafter,   you  shall  not,  directly  or
indirectly, for your account or the account of any third party, or as an employer, employee, consultant, manager, lender, agent, broker, contractor, partner, joint venturer, stockholder (other than the holding of less than 1% of the voting securities of a publicly traded company), director, principal, licensee, sales representative, distributor or otherwise:

            (i) Engage in any business that engages in the design, manufacture or marketing of orthotic products;

            (ii) Directly or indirectly, for your own account or the account of others, solicit, hire or retain any employee or exclusive agent of the Company or its affiliates or persuade or entice any such employee or agent to leave the employ of the Company;

            (iii) Molest or interfere with the goodwill and relationship of the Company with any of its customers or suppliers; or

            (iv) Persuade, accept, induce or solicit any of the customers of the Company or its affiliates, now existing or hereafter obtained, to engage anyone other than the Company or its affiliates to design, manufacture or market orthotic products for such customers, subscribers and accounts.

      5. You further acknowledge that you have been and will be provided with information about the confidential affairs of the Company, including proprietary information about its business, products, costs, profits, finances, internal financial statements and projections, markets, sales, customers, vendors, personnel, pricing policies, operational methods, technical processes and methods, plans for future developments, specifications, trade secrets, technology, know-how, research and development and other information not available to the public (herein, "Confidential Information") all of which are highly confidential and proprietary to the Company; and hereby agree to:

            (i) keep secret all of the Confidential Information and not to disclose it to anyone outside the Company without the Company's prior written consent, except as may be required in connection with the performance of your duties as an employee of the Company, except for such Confidential Information which:

      1. is or becomes generally  available to the public through no act on your part in breach of this agreement;

      2. is or becomes available on a non-confidential basis from a party that is not subject to an obligation of confidentiality with respect thereto; or

      3. is required to be disclosed pursuant to subpoena, court order or applicable law;


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            (ii) use the Confidential  Information solely in your capacity as an employee at the Company, and not to make use of any Confidential Information for any other purpose, including competing with the Company or for your own account or the account of any third party.

      6. The parties hereto acknowledge that the Company may suffer irreparable harm in the event of a breach of Sections 4 and 5 hereof and that monetary damages in such event are not calculable. As a result, in addition to any other remedy that may be available, the parties agree that the Company shall be entitled to equitable relief, including, without limitation, injunctive relief and specific performance in the event of a breach or threatened breach of
Section 5 hereof, and the Company shall not be required to post a bond in connection with seeking such equitable relief. You shall bear all costs incurred by the Company, including, but not limited to, fees and expenses of attorneys in connection with seeking any such equitable remedies.

      7. This letter shall be governed by and construed in accordance with the laws of the State of New York (without giving effect to the principles of conflicts of law). Each of the parties agrees that the federal or state courts located in the State of New York shall have exclusive jurisdiction in connection with any dispute arising out of this letter.

      8. If any provision of this letter, or any part of any of them, is hereafter construed or adjudicated to be invalid or unenforceable, the same shall not affect the remainder of the covenants or rights or remedies which shall be given full effect without regard to the invalid portions.

      9. No term, provision or condition of this letter may be modified or discharged unless such modification or discharge is agreed to in writing and signed by the parties hereto. No waiver by either party hereto of any breach by the other party hereto of any term, provision or condition of this letter to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.


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                                             The Langer Biomechanics Group, Inc.


                                             By:______________________________
                                                   Title:

Agreed as of the date written above:

__________________
Thomas G. Archbold


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